UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 7)

Under the Securities Exchange Act of 1934

Dynegy Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
26817G300
(CUSIP Number)
David A. Kurzweil
Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
(212) 906-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 1, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26817G300

1.	NAME OF REPORTING PERSON: LS Power Development, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,801,939

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		5,801,939

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,801,939

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.8%*

14.	TYPE OF REPORTING PERSON

	OO
* As reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2010, adjusted for the Issuer’s 1-for-5 reverse stock split effected on May 25, 2010.

CUSIP No.	26817G300

1.	NAME OF REPORTING PERSON: LS Power Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,966,588

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		4,966,588

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,966,588

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.1%*

14.	TYPE OF REPORTING PERSON

	PN
* As reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2010, adjusted for the Issuer’s 1-for-5 reverse stock split effected on May 25, 2010.

CUSIP No.	26817G300

1.	NAME OF REPORTING PERSON: LS Power Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		835,351

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		835,351

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	835,351

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.7%*

14.	TYPE OF REPORTING PERSON

	PN
* As reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2010, adjusted for the Issuer’s 1-for-5 reverse stock split effected on May 25, 2010.

CUSIP No.	26817G300

1.	NAME OF REPORTING PERSON: LS Power Equity Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,985,746

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		2,985,746

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,985,746

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.5%*

14.	TYPE OF REPORTING PERSON

	PN
* As reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2010, adjusted for the Issuer’s 1-for-5 reverse stock split effected on May 25, 2010.

CUSIP No.	26817G300

1.	NAME OF REPORTING PERSON: LS Power Equity Partners PIE I, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,813,216

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		1,813,216

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,813,216

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.5%*

14.	TYPE OF REPORTING PERSON

	PN
* As reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2010, adjusted for the Issuer’s 1-for-5 reverse stock split effected on May 25, 2010.

CUSIP No.	26817G300

1.	NAME OF REPORTING PERSON: LSP Gen Investors, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		72,268

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		72,268

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	72,268

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.1%*

14.	TYPE OF REPORTING PERSON

	PN
* As reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2010, adjusted for the Issuer’s 1-for-5 reverse stock split effected on May 25, 2010.

CUSIP No.	26817G300

1.	NAME OF REPORTING PERSON: Mikhail Segal

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:

	OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7.	SOLE VOTING POWER:`

NUMBER OF		0

SHARES	8.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,801,939

EACH	9.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10.	SHARED DISPOSITIVE POWER:

		5,801,939

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,801,939

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	4.8%*

14.	TYPE OF REPORTING PERSON

	IN
* As reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2010, adjusted for the Issuer’s 1-for-5 reverse stock split effected on May 25, 2010.

This Amendment No. 7 amends the statement on Schedule 13D filed on December 10, 2009 and amended on March 22, 2010, April 2, 2010, April 20, 2010, April 30, 2010, May 17, 2010 and May 27, 2010 (the “Schedule 13D”), by and on behalf of the Reporting Persons relating to the Common Stock of Dynegy Inc. Capitalized terms used but not defined in this Amendment No. 7 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D. This Amendment No. 7 reports beneficial ownership of the Issuer’s Common Stock as of June 3, 2010.
Item 5. Interest in Securities of the Issuer.
The information set forth in Item 5 is hereby amended and supplemented with the following:
     (a) and (b) The information contained on the cover pages to this Schedule 13D and Item 3 is incorporated herein by reference.
     As of June 3, 2010, the Reporting Persons held a total of 5,801,939 shares of the Issuer’s Common Stock. Of these shares, LSP Partners directly holds 95,358 shares, LSP Associates directly holds 835,351 shares, LSPEP directly holds 2,985,746 shares, PIE I directly holds 1,813,216 shares, and Gen Investors directly holds 72,268 shares. As a result of its relationship with LSPEP, PIE I and Gen Investors, LSP Partners may be deemed the beneficial owner of 4,966,588 shares of Common Stock, representing approximately 4.1% of the outstanding shares of Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2010, adjusted for the Reverse Stock Split. As a result of its relationship with LSP Partners and LSP Associates, LSP Development may be deemed the beneficial owner of 5,801,939 shares of Common Stock, representing approximately 4.8% of the outstanding shares of Common Stock as calculated in the previous sentence. As a result of his position, Mikhail Segal may be deemed to control LSP Development and to have shared beneficial ownership of 5,801,939 shares of Common Stock, representing approximately 4.8% of the outstanding shares of Common Stock as calculated above.
     (c) Please see Annex A for a list of transactions in the Issuer’s Common Stock from May 27, 2010 to June 3, 2010. All of the transactions reported on Annex A were executed through brokers and settled through facilities of The Depository Trust & Clearing Corporation (DTCC).
     (d) Not applicable.
     (e) As of June 3, 2010, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock.
Item 7. Material to be Filed as Exhibits.
1.	Joint Filing Agreement, dated as of December 10, 2009, by and among the Reporting Persons. (incorporated by reference to Exhibit 1 to the Reporting Persons Schedule 13D filed on December 10, 2009).

2.	Purchase and Sale Agreement, dated as of August 9, 2009, among LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., LSP Gen Investors, L.P., Port River, LLC, Valley Road, LLC, Dos Rios, LLC, Dynegy Inc., Dynegy Gen Finance Co, LLC, Southwest Power Partners, LLC, Riverside Generation, Inc., Dynegy Renaissance Power, Inc., Bluegrass Generation, Inc., Dynegy Midwest Generation, Inc., RRP Company, Dynegy Power Services, Inc., and Dynegy Falcon Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 13, 2009).

3.	Amendment No. 1 to the Purchase and Sale Agreement, dated as of November 25, 2009, by and among LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., LSP Gen Investors, L.P., Port River, LLC, Valley Road, LLC, Dos Rios, LLC, Dynegy Inc., Dynegy Gen Finance Co, LLC, Southwest Power Partners, LLC, Riverside Generation, Inc., Dynegy Renaissance Power, Inc., Bluegrass Generation, Inc., Dynegy Midwest Generation, Inc., RRP Company, Dynegy Power Services, Inc., and Dynegy Falcon Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 1, 2009).

4.	Shareholder Agreement, dated as of August 9, 2009, among Dynegy Inc. and LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., and LSP Gen Investors, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 13, 2009).

5.	Amendment No. 1 to the Registration Rights Agreement dated September 14, 2006 by and between Dynegy Inc. and LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., and LSP Gen Investors, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 13, 2009).

6.	Registration Rights Agreement, dated as of September 14, 2006, among Dynegy Acquisition, Inc., LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P. and LSP Gen Investors, L.P. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2006, File No. 1-15659).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 4, 2010

LS POWER DEVELOPMENT LLC
By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Managing Director

LS POWER PARTNERS, L.P.
By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Managing Director

LS POWER ASSOCIATES, L.P.
By:	LS Power Development, LLC, its General Partner

By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Managing Director

LS POWER EQUITY PARTNERS, L.P.
By:	LS Power Partners, L.P., its General Partner

By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Managing Director

LS POWER EQUITY PARTNERS PIE I, L.P.
By:	LS Power Partners, L.P., its General Partner

By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Managing Director

LSP GEN INVESTORS, L.P.
By:	LS Power Partners, L.P., its General Partner

By:	/s/ Darpan Kapadia
	Name:	Darpan Kapadia
	Title:	Managing Director

MIKHAIL SEGAL
/s/ Mikhail Segal

ANNEX A
Transactions in Dynegy Inc. Common Stock
May 27, 2010 to June 3, 2010

Date of Transaction	Nature of Transaction	Number of Shares	Avg. Price per Share

LS Power Associates, L.P.

May 27, 2010	SELL	57,406	$5.0888
May 28, 2010	SELL	82,668	$5.2546
June 1, 2010	SELL	76,234	$5.0208
June 2, 2010	SELL	89,859	$4.8482
June 3, 2010	SELL	55,395	$5.0002

LS Power Equity Partners, L.P.

May 27, 2010	SELL	205,819	$5.0888
May 28, 2010	SELL	296,395	$5.2546
June 1, 2010	SELL	273,327	$5.0208
June 2, 2010	SELL	322,176	$4.8482
June 3, 2010	SELL	198,612	$5.0002

LS Power Equity Partners PIE I, L.P.

May 27, 2010	SELL	124,804	$5.0888
May 28, 2010	SELL	179,726	$5.2546
June 1, 2010	SELL	165,738	$5.0208
June 2, 2010	SELL	195,359	$4.8482
June 3, 2010	SELL	120,433	$5.0002

LS Power Partners, L.P.

May 27, 2010	SELL	6,684	$5.0888
May 28, 2010	SELL	9,625	$5.2546
June 1, 2010	SELL	8,876	$5.0208
June 2, 2010	SELL	10,462	$4.8482
June 3, 2010	SELL	6,450	$5.0002

LSP Gen Investors, L.P.

May 27, 2010	SELL	4,898	$5.0888
May 28, 2010	SELL	7,053	$5.2546
June 1, 2010	SELL	6,504	$5.0208
June 2, 2010	SELL	7,666	$4.8482
June 3, 2010	SELL	4,726	$5.0002